Exhibit 12.1

GreenPoint Financial Corp. and Subsidiaries

Ratios of Earnings to Fixed Charges – Continuing Operations

The Company’s consolidated ratios of earnings to fixed charges – continuing operations for each of the periods indicated are set fourth below:

	Quarter Ended
(In millions)	Mar. 31, 2003		Dec. 31, 2002		Sept. 30, 2002		June 30, 2002		Mar. 31, 2002
Income from continuing operations before income taxes	$202		$202		$199		$194		$191

Combined fixed charges:
Interest expense on deposits	63		68		69		72		79
Interest expense on senior bank notes	—		—		—		3		2
Interest expense on subordinated bank notes	4		4		4		4		3
Interest expense on guaranteed preferred beneficial interest in Company’s junior subordinated debentures	5		5		5		4		5
Appropriate portion (1/3) of rent expense	2		2		2		2		2
Total combined fixed charges	$74		$79		$80		$85		$91

Total combined fixed charges (excluding interest expense on deposits)	$11		$11		$11		$13		$12

Earnings before income taxes and combined fixed charges	$276		$281		$279		$279		$282

Ratio of earnings to combined fixed charges (including interest expense on deposits)	3.77	x	3.58	x	3.49	x	3.28	x	3.09	x

Ratio of earnings to combined fixed charges (excluding interest expense on deposits)	20.67	x	20.61	x	19.09	x	15.92	x	16.52	x